FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 17, 2005	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

Banro Commences 7,000 Metre Core
Drilling Program on its Namoya Project

Toronto, Canada – August 17, 2005 — Banro Corporation (“Banro” or the “Company”) (AMEX – “BAA”; TSX Venture Exchange — “BAA”) is pleased to announce that it has commenced a 7,000 metre core drilling program on its wholly-owned Namoya project located along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

The objectives of this core drilling program are to upgrade the remaining Inferred Mineral Resource of 657,000 ounces of gold (7.818 million tonnes grading 2.61 g/T Au) into the Measured and Indicated categories and to delineate additional resources. This program follows the previous adit sampling program at Namoya, which resulted in the conversion of 436,000 ounces of gold (4.560 million tonnes grading 2.97 g/T) from the Inferred to the higher confidence Indicated Mineral Resource category. (See Banro’s press release dated 22 July 2005, which is filed on SEDAR).

Two core rigs have now commenced the 7,000 metre program, which will consist of approximately 40 drill holes. These holes, which are spaced at approximately 40 metre intervals along strike with an average inclination of minus 50 degrees, are being undertaken in areas where the previous adit sampling spacing was inadequate to convert Inferred Mineral Resources into the Indicated and Measured categories. The average length of these holes will be 110 metres, with a maximum depth of 200 metres. It is estimated that this initial drilling program on the Mwendamboko, Kakula and Namoya prospects will be completed within the next two to three months. The Company believes that this work, together with the addition of new ounces, will support the commencement of scoping and pre-feasibility studies at Namoya.

Additional exploration is also being undertaken at Namoya to locate new prospects within the concession area. This is already proving successful, with exploration now being focused to the northeast of the known Mwendamboko-Kakula-Namoya mineralized trend on a new prospect area.

Commenting on the commencement of drilling, Peter Cowley, President and C.E.O. of the Company, said: “We expect that this core drilling program will verify the previous drilling at Namoya, especially below the adits which were recently sampled, so that a major portion of the remaining Inferred Resource of 657,000 ounces can be upgraded into the Indicated Resource category. We are also encouraged by the identification of a new mineralized zone within the Namoya concession which could result in the delineation of additional mineral resources.”

“Meanwhile, the Company is accelerating its exploration activities along the Twangiza-Namoya gold belt. Work is continuing at Lugushwa and we plan to begin exploration at Twangiza by the end of September. Drilling is expected to commence on both the Lugushwa and Twangiza projects during the fourth quarter of 2005.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
Peter Cowley, F.I.M.M.M., Banro’s President and C.E.O. and a “qualified person” as defined in National instrument 43-101, reviewed the technical information in this release.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured” “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.